  Exhibit 99.1

Indivior Provides Historical Financials in US GAAP

Slough, UK, and Richmond, VA, January 9, 2025 - Indivior PLC (NASDAQ/LSE: INDV) today has provided historical financial information in US GAAP and certain reconciliations to IFRS as part of its transition to a US primary listing.

On May 23, 2024, shareholders overwhelmingly approved moving Indivior's primary listing to the US. Transitioning to US GAAP reporting in FY 2025 is the next logical next step in the Group's transition to the US. US GAAP financial statements are expected to help facilitate greater US analyst and investor interest and are required for inclusion in major US equity indices the Group is targeting.

The historical US GAAP financial information along with reconciliations to IFRS financials for certain periods can be found on the Group's website at https://www.indivior.com/en/investors/ifrs-to-us-gaap-conversion.

The Group's most recently published guidance provided to the market on October 24, 2024, in respect of the year ended December 31, 2024, was issued on an IFRS basis.

With its FY 2024 IFRS results release in February 2025, the Group will provide FY 2025 guidance items on a U.S. GAAP basis as well as FY 2024 comparatives on a U.S. GAAP basis. Group results thereafter will be reported on a U.S. GAAP basis and the Group will provide its results on SEC Form 10-K and SEC Form 10-Q.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD). Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to expand on its heritage in this category. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com

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